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                                       Filed by Global Crossing Ltd. pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       Subject Company:  Global Crossing Ltd.
                                       Commission File No.  000-24565


[Global Crossing Logo]

                             One Planet One Network

                        Presentation to Chase Securities


























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[Global Crossing Logo]


                   Adding Value through Reach and Services

[Graph showing increased geographic reach and growing services and customers through recent acquisitions, including Frontier, Racal Telecom, Hutchison Global Crossing, IXnet and IPC, resulting in Product Deployment.]

                                             IXnet and IPC acquisitions pending































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[Global Crossing Logo]


                          Addressable Market Explodes

                                                        IXnet                     [Frontier Communications Logo]
        [Global Crossing Logo]                           IPC
             $100 billion                            $30 billion                           $100 billion
             International                      Financial Institutions                     National LD

         [Racal Telecom Logo]                                                        [Hutchison Whampoa Logo]
         $33 billion UK Market                                                     $4 billion Hong Kong Market
     $200 billion European Market                                                     $22 billion PRC Market


               Global Bandwidth and Services $1 trillion in 2005
 Sources: IDC, ITU, Tom Soja & Associates, Yankee Group and Company Estimates;
                       IXnet and IPC acquisitions pending


















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[Global Crossing Logo]

                               The IXnet Presence
 [Map showing IXnet routes, points of presence and network operations centers.]

                                    o      71 POPs
                                    o      3 NOCs
                                    o      3 Content Centers
                                    o      1,450 customer access nodes
                                    o      37 countries
                                    o      620 customers


                    NPV of Synergies greater than $1 Billion




























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[Global Crossing Logo]

                   IXnet: Desktop-to-Desktop Global Extranet

Traditional Network
The Problem: Multi Vendor Management

Trading Floor A -- WGU Provider -- Local Exchange Carrier -- International Carrier -- Local Exchange Carrier -- CPS Provider -- Trading Floor B


IXnet
The Solution:  Scalable End-to-End Managed Network
Trading Floor A -- IXnet -- Trading Floor B

o       Single point of Responsibility
o       Desktop control
o       Rapid Provisioning
o       Cost Efficiencies





















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[Global Crossing Logo]

                         Leveraging the IPC Relationship

                               600 Trading Floors
                     Over 100,000 Desktop Trading Positions

10% of IPC Systems are digitally connected to the IXnet Extranet
































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[Global Crossing Logo]

                  Leading Global Financial Services Customers

[Provides an indicative list of IXnet customers.]

                               Financial Services
                              Telecom Spend $30 B


































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[Global Crossing Logo]

                             IXnet Customer Growth

Customer Accounts Worldwide                Number of CANs Deployed Worldwide

FY 1996:   45                                  FY 1996:      41
FY 1997:  131                                  FY 1997:     207
FY 1998:  248                                  FY 1998:     488
FY 1999:  500*                                 FY 1999:   1,400*




* 142 new customers and 110 new CANs from Saturn acquisition.

























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                  Statements made in this slide presentation that state the
Company's or management's future intentions, beliefs, expectations or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the ability to complete systems within currently estimated time frames and budgets; the ability to compete effectively in a rapidly evolving and price competitive marketplace; changes in the nature of telecommunications regulation in the United States and other countries; changes in business strategy; the successful integration of newly-acquired businesses; the impact of technological change; and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission.

                  Investors and security holders are advised to read the information statement/prospectus regarding the business combination transaction, when it becomes available, because it will contain important information. Such information statement/prospectus will be filed with the Securities and Exchange Commission by Global Crossing Ltd. Investors and security holders may obtain a free copy of the information statement/prospectus (when available) and other documents filed by Global Crossing Ltd. at the Commission's web site at www.sec.gov. The information statement/prospectus and such other documents may also be obtained from Global Crossing by directing such request to Global Crossing Ltd., 360 N. Crescent Drive, Beverly Hills, CA 90210, Attn: Investor Relations Department; Jensen Chow, (310) 385-5283; e-mail: investors@globalcrossing.com.